Management's Discussion and Analysis

For The Three and Nine Months Ended September 30, 2024

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Inc. ("we", "our", "us", "Largo", or the "Company") for the quarter ended September 30, 2024 ("Q3 2024") and should be read in conjunction with (i) the unaudited condensed interim consolidated financial statements and related notes for the same period, (ii) the audited annual consolidated financial statements and related notes for the year ended December 31, 2023 and (iii) the MD&A for the year ended December 31, 2023. Note references in the following discussion refer to the note disclosures contained in the Q3 2024 unaudited condensed interim consolidated financial statements. References in the following discussion to "Q3 2023" refer to the quarter ended September 30, 2023.

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information about the Company has been filed electronically through SEDAR+ and is available online under the Company's profile at www.sedarplus.ca and www.sec.gov.

This MD&A reports the Company's activities through November 11, 2024, unless otherwise indicated. References to "the date of this MD&A" mean November 11, 2024. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), is a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and approved the technical information in this MD&A.

The Company

Largo is a Canadian based company that is one of the world's leading high-quality vanadium suppliers with its VPURETM and VPURE+TM products, which are sourced from the Company's Maracás Menchen Mine in Brazil. The Company is also focused on the ramp up of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its vanadium redox flow battery technology ("VRFB"). The Company's strategic business plan is centered around maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange under the symbol "LGO" and on the Nasdaq Stock Market under the symbol "LGO".

Q3 2024 Highlights

• The Company recorded a net loss before tax of $11,931 for Q3 2024 (Q3 2023 - $14,744) and a net loss of $10,086 (Q3 2023 - $11,884).

• The Company's Maracás Menchen Mine produced 3,072 tonnes of vanadium pentoxide ("V2O5") equivalent in Q3 2024, which is the Company's highest quarterly production in seven quarters. The Company had sales of 1,961 tonnes of V2O5 equivalent (including 124 tonnes of purchased products).

• In Q3 2024, the Company repaid its $7,813 working capital debt facility and received R$50,000 ($9,235) from a new facility. Refer to note 10.

• In Q3 2024, the Company signed an additional inventory financing agreement for up to $10,000. Under the terms of this facility, which has an ultimate term to June 30, 2026, the Company will use its vanadium finished products inventory to secure draw downs of up to $10,000 for a maximum period of 90 days. The Company drew down $7,727 across both of its inventory financing facilities in Q3 2024. Refer to note 10.

Significant Events and Transactions Subsequent to Q3 2024

• In October 2024, the Company signed binding documentation to supply 2,100 tonnes of V2O5 for consideration of approximately $23,500. The Company expects to deliver the material in staggered shipments between October 17, 2024, and March 31, 2025, with funds being received upon each delivery. At the option of the buyer, who must elect the total volume no later than 90 calendar days prior to September 30, 2027, the Company is obligated to repurchase up to a maximum of 2,100 tonnes of V2O5 at a fixed price not exceeding $7.00 per lb of V2O5, with delivery required by September 30, 2027.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 1

• On October 28, 2024, the Company announced the results from an updated life of mine plan and pre- feasibility study for its Maracás Menchen Mine in Brazil. Please refer to the Company's news release dated October 28, 2024 for full details.

Q3 2024 Summary

Financial

	Three months ended
	September 30,	September 30,
	2024	2023	Movement
Revenues	$29,906	$43,983	$(14,077)	(32%)

Operating costs	(29,538)	(42,580)	13,042	(31%)
Direct mine and production costs	(11,643)	(24,366)	12,723	(52%)
Professional, consulting and management fees	(6,044)	(5,975)	(69)	1%
Foreign exchange gain (loss)	1,086	(606)	1,692	(279%)
Other general and administrative expenses	(1,992)	(3,125)	1,133	(36%)
Share-based payments	(775)	(336)	(439)	131%
Finance costs	(2,483)	(2,352)	(131)	6%
Interest income	255	546	(291)	(53%)
Technology start-up costs	(1,185)	(903)	(282)	31%
Write down of vanadium assets	(982)	(1,102)	120	(11%)
Exploration and evaluation costs	(179)	(2,294)	2,115	(92%)
	(41,837)	(58,727)	16,890	(29%)
Net loss before tax	(11,931)	(14,744)	2,813	(19%)
Income tax expense	(26)	(10)	(16)	160%
Deferred income tax recovery	1,871	2,870	(999)	(35%)
Net loss	$(10,086)	$(11,884)	$1,798	(15%)

Unrealized gain (loss) on foreign currency translation	2,711	(7,144)	9,855	(138%)
Comprehensive loss	$(7,375)	$(19,028)	$11,653	(61%)

Basic loss per share	$(0.16)	$(0.19)	$0.03	(16%)
Diluted loss per share	$(0.16)	$(0.19)	$0.03	(16%)

Adjusted EBITDA[1]	$(1,155)	$(1,578)	$423	(27%)
Mining Operations Adjusted EBITDA[1]	$2,360	$2,674	$(314)	(12%)

Cash used before working capital items	$(2,924)	$(4,360)	$1,436	(33%)
Net cash used in operating activities	(5,289)	(7,658)	2,369	(31%)
Net cash provided by (used in) financing activities	8,093	(1,208)	9,301	(770%)
Net cash used in investing activities	(8,158)	(15,352)	7,194	(47%)
Net change in cash	(5,361)	(24,408)	19,047	(78%)

1. Adjusted EBITDA and Mining Operations Adjusted EBITDA are each a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 2

	Nine months ended
	September 30,	September 30,
	2024	2023	Movement
Revenues	$100,652	$154,514	$(53,862)	(35%)

Operating costs	(115,624)	(131,540)	15,916	(12%)
Direct mine and production costs	(56,655)	(77,761)	21,106	(27%)
Professional, consulting and management fees	(13,032)	(17,338)	4,306	(25%)
Foreign exchange loss	(3,957)	(1,006)	(2,951)	293%
Other general and administrative expenses	(7,272)	(9,731)	2,459	(25%)
Share-based payments	(1,183)	593	(1,776)	(299%)
Finance costs	(7,100)	(5,534)	(1,566)	28%
Interest income	1,431	1,738	(307)	(18%)
Technology start-up costs	(2,599)	(5,211)	2,612	(50%)
Write down of vanadium assets	(1,197)	(1,327)	130	(10%)
Exploration and evaluation costs	(2,078)	(3,834)	1,756	(46%)
	(152,611)	(173,190)	20,579	(12%)
Net loss before tax	$(51,959)	$(18,676)	$(33,283)	178%
Income tax recovery (expense)	2,842	(48)	2,890	(6,021%)
Deferred income tax recovery (expense)	11,542	(333)	11,875	(3,566%)
Net loss	$(37,575)	$(19,057)	$(18,518)	97%

Unrealized (loss) gain on foreign currency translation	(19,536)	7,960	(27,496)	(345%)
Comprehensive loss	$(57,111)	$(11,097)	$(46,014)	415%

Basic loss per share (note 13)	$(0.59)	$(0.30)	$(0.29)	97%
Diluted loss per share (note 13)	$(0.59)	$(0.30)	$(0.29)	97%

Adjusted EBITDA[1]	$(4,413)	$12,482	$(16,895)	(135%)
Mining Operations Adjusted EBITDA[1]	$3,510	$27,816	$(24,306)	(87%)

Cash (used) provided before working capital items	$(15,372)	$7,631	$(23,003)	(301%)
Net cash provided by operating activities	3,413	15,352	(11,939)	(78%)
Net cash provided by financing activities	15,431	22,341	(6,910)	(31%)
Net cash used in investing activities	(29,894)	(53,041)	23,147	(44%)
Net change in cash	$(12,264)	$(14,899)	$2,635	(18%)

1. Adjusted EBITDA and Mining Operations Adjusted EBITDA are each a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

The amounts in the discussion below refer to those shown in the previous tables.

• The Company recorded a net loss of $10,086 in Q3 2024, compared with net loss of $11,884 in Q3 2023. This movement was primarily due to a 31% decrease in operating costs, a 36% decrease in other general and administrative expenses and a 92% decrease in exploration and evaluation costs, partially offset by a 32% decrease in revenues and a 131% increase in share-based payments.

• For the nine months ended September 30, 2024, the Company recorded a net loss of $37,575, compared with a net loss of $19,057 for the same prior year period. This movement was primarily attributable to a 35% decrease in revenues and a 28% increase in finance costs, partially offset by a 12% decrease in operating costs, a 25% decrease in professional, consulting and management fees, a 25% decrease in other general and administrative expenses and a 50% decrease in technology start-up costs.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 3

Commercial

• In Q3 2024, the Company sold 1,961 tonnes of V2O5 equivalent (Q3 2023 - 2,385 tonnes), including 124 tonnes of purchased products (Q3 2023 - 256 tonnes). This is below the Q3 2024 guidance range of 2,100 to 2,600 tonnes of V2O5 equivalent and is a consequence of lower spot sales. Produced V2O5 equivalent sold decreased, with 4,050 (000s lb) sold in Q3 2024, as compared with 4,693 (000s lb) sold in Q3 2023.

• In Q3 2024, the Company also sold 19,573 tonnes of ilmenite, which exceeded the Q3 2024 guidance range of 9,500 to 11,500 tonnes of ilmenite. The Company expects ilmenite sales to increase together with production in the coming quarters.

• The Company delivered both standard grade and high purity V2O5, as well as vanadium trioxide ("V2O3") and ferrovanadium ("FeV") to customers globally.

• The Company continues to actively manage its logistics and supply chain operations to provide premium products and service to its customers. Shipping operations from Brazil were impacted in Q3 2024 due to congestion and delays.

• The average benchmark prices per lb of V2O5 in Europe and the average benchmark prices per kg of FeV in Europe were as follows:

			September 30,	September 30,
			2024	2023	Movement
V2O5 Europe (per lb)	-	Three months ended	$5.71	$8.03	(29)%
	-	As at	$5.19	$7.38	(30)%

FeV Europe (per kg)	-	Three months ended	$25.95	$28.23	(8)%
	-	As at	$25.83	$28.23	(9)%

• Spot demand in Q3 2024 was soft, primarily due to adverse conditions in the Chinese and European steel industries. However, strong demand from the aerospace sector continued and is expected to grow in 2025. Demand in the energy storage market is anticipated to increase in future quarters, specifically in China.

• In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The Company is committed to the purchase of 360 tonnes of V2O5 in 2024 and is currently finalizing the schedule of deliveries for 2025.

• Largo Physical Vanadium Corp. ("LPV") has deployed its available capital and is focused on marketing and strategic initiatives to establish its business model.

• Subsequent to Q3 2024, sales in October 2024 were 658 tonnes of V2O5 equivalent and 2,058 dry tonnes of ilmenite.

• During Q3 2024, the Company recognized revenues from vanadium sales of $27,175 (Q3 2023 - $43,876) from sales of 1,961 tonnes of V2O5 equivalent (Q3 2023 - 2,385 tonnes) and revenues from ilmenite sales of $2,731 (Q3 2023 - $nil). Of the total revenues, $23,784 is related to the Sales & trading segment, $6,093 is related to the Mine properties segment and $29 is related to the Corporate segment (after the elimination of inter-segment transactions).

• During the nine months ended September 30, 2024, the Company recognized revenues from vanadium sales of $95,503 (nine months ended September 30, 2023 - $154,407) from the sales of 6,567 tonnes of V2O5 equivalent (nine months ended September 30, 2023 - 7,791 tonnes) and revenues from ilmenite sales of $5,149 (nine months ended September 30, 2023 - $nil). Of the total, $81,562 is related to the Sales & trading segment, $18,461 is related to the Mine properties segment and $629 is related to the Corporate segment (after the elimination of inter-segment transactions).

• In the nine months ended September 30, 2024, the Company's revenues were from transactions with multiple customers, including one customer who represented more than 10% of revenues. Total revenues with this customer were $12,360 (included in the Sales & trading segment). The Company's V2O3 revenues were predominantly from transactions with one customer, with V2O5 revenues including four customers who each represented more than 10% of V2O5 revenues and FeV revenues including three customers who each represented more than 10% of FeV revenues. Refer to note 19.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 4

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
V2O5 revenues per pound of V2O5 sold[1,2]
- Produced material	$6.01	$8.38	$6.48	$9.13
- Purchased material	$-	$6.69	$5.61	$7.43
- Total	$6.01	$8.22	$6.46	$8.97
V2O3 revenues per pound of V2O3 sold[1,2]
- Produced material	$10.76	$12.12	$9.41	$12.24
- Purchased material	$-	$-	$-	$13.13
- Total	$10.76	$12.12	$9.41	$12.35
FeV revenues per kg of FeV sold[1,2]
- Produced material	$20.75	$26.46	$21.20	$29.17
- Purchased material	$21.60	$27.13	$21.47	$27.72
- Total	$20.87	$26.52	$21.23	$29.12

Revenues per pound sold[1,2]	$6.28	$8.34	$6.60	$8.99

1. V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold, FeV revenues per kg of FeV sold and revenues per pound sold are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non- GAAP Measures" section of this MD&A.

2. Calculated based on the quantity sold during the stated period.

Costs

• Operating costs of $29,538 in Q3 2024 (Q3 2023 - $42,580) include direct mine and production costs of $11,643 (Q3 2023 - $24,366), conversion costs of $1,982 (Q3 2023 - $1,413), product acquisition costs of $1,537 (Q3 2023 - $5,449), royalties of $1,935 (Q3 2023 - $2,024), distribution costs of $2,275 (Q3 2023 - $2,202), inventory write-down of $1,168 (Q3 2023 - $978), depreciation and amortization of $5,338 (Q3 2023

- $6,003), iron ore costs of $81 (Q3 2023 - $145) and ilmenite costs of $3,579 (Q3 2023 - $nil).

• The decrease seen in direct mine and production costs in Q3 2024 as compared with Q3 2023 reflects the 18% decrease in vanadium sold, as well as the impact of the Company's previously announced initiatives to reduce production costs and improve productivity and the benefit of vanadium inventory write-downs of $11,380 realized to date. Further, shared mining and production costs up to the milling process are allocated between vanadium and ilmenite, which reduces the amount recognized in direct mine and production costs. The inventory write-down of $1,168 in Q3 2024 includes a write-down of vanadium finished products of $166. Of the total operating costs, $19,891 is related to the Sales & trading segment, $9,833 is related to the Mine properties segment and $186 is related to the Corporate segment (after the elimination of inter-segment transactions).

• Operating costs of $115,624 for the nine months ended September 30, 2024 (2023 - $131,540 in the same prior year period) include direct mine and production costs of $56,655 (2023 - $77,761 in the same prior year period), conversion costs of $6,023 (2023 - $5,551 in the same prior year period), product acquisition costs of $4,897 (2023 - $13,380 in the same prior year period), royalties of $5,422 (2023 - $6,919 in the same prior year period), distribution costs of $5,817 (2023 - $6,174 in the same prior year period), inventory write- down of $12,848 (2023 - $1,661 in the same prior year period), depreciation and amortization of $18,811 (2023 - $19,456 in the same prior year period), iron ore costs of $483 (2023 - $638 in the same prior year period) and ilmenite costs of $4,668 (2023 - $nil).

• The 27% decrease in direct mine and production costs is attributable to a 16% decrease in vanadium sold, as well as the factors as noted above. Of the total, $73,570 is related to the Sales & trading segment, $41,415 is related to the Mine properties segment and $639 is related to the Corporate segment (after the elimination of inter-segment transactions).

• Ilmenite costs includes the shared mining and production costs up to the milling process that are allocated to ilmenite, as well as the direct production costs for the ilmenite plant.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 5

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Cash operating costs per pound[1]	$3.59	$5.87	$5.58	$5.70
Cash operating costs excluding royalties per pound[1]	$3.12	$5.44	$5.18	$5.25
Adjusted cash operating costs excluding royalties per pound[1]	$3.08	$5.44	$4.34	$5.25

1. Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound, which is calculated on pounds of produced V2O5 sold, were $3.12 per lb in Q3 2024, compared with $5.44 for Q3 2023. Adjusted cash operating costs excluding royalties per pound, which excludes the impact of inventory write-downs for produced products of $166 for Q3 2024 (Q3 2023 - $nil), was $3.08 per lb, compared with $5.44 for Q3 2023. The decrease in unit costs seen in Q3 2024 compared with Q3 2023 is largely due to the impact of the Company's previously announced initiatives to reduce production costs and improve productivity, including reducing haulage distances, reducing the number of contractors and a comprehensive review of all contracts. In addition, vanadium inventory write-downs recognized in the nine months ended September 30, 2024 of $11,380 have benefited these measures by reducing the direct mine and production costs recognized. The Company expects to continue seeing the benefits of these initiatives in its financial results going forward.

• For the nine months ended September 30, 2024, cash operating costs excluding royalties per pound were $5.18 per lb, compared with $5.25 for the same prior year period. Adjusted cash operating costs excluding royalties per pound were $4.34 per lb, compared with $5.25 for the same prior year period. This highlights the significant impact of inventory write-downs for vanadium produced products of $11,380 for the nine months ended September 30, 2024 ($nil in the same prior year period).

• Professional, consulting and management fees in Q3 2024 increased from Q3 2023 by 1%. Of the total professional, consulting and management fee expense in Q3 2024, $1,203 is related to the Sales & trading segment (Q3 2023 - $416), $463 is related to the Mine properties segment (Q3 2023 - $747), $1,763 is related to the Corporate segment (Q3 2023 - $2,032), $2,574 is related to the Clean Energy segment (Q3 2023 - $2,540) and $41 is related to LPV (Q3 2023 - $230). The decreases seen are primarily attributable to the Company's focus on reducing costs, as well as reduced headcounts and reduced activity at Largo Clean Energy ("LCE"). The increase seen in the Sales & trading segment is due to employee severance costs. For the nine months ended September 30, 2024, total professional, consulting and management fees decreased from the same prior year period by 25%, primarily due to the focus on reducing costs and reduced activity and headcount at LCE as a result of the initiation of the strategic review. Of the total, $1,759 is related to the Sales & trading segment ($1,318 in the same prior year period), $1,401 is related to the Mine properties segment ($2,215 in the same prior year period), $5,017 is related to the Corporate segment ($5,716 in the same prior year period), $4,505 is related to Clean Energy ($7,386 in the same prior year period) and $348 is related to LPV ($693 in the same prior year period).

• Other general and administrative expenses in Q3 2024 decreased from Q3 2023 by 36%, which is primarily attributable to a focus on reducing costs as well as the reduced activity at LCE. The decrease seen in the Mine properties segment is primarily due to an increase in provisions of $158, as compared with an increase of $428 in Q3 2023. Of the total other general and administrative expenses in Q3 2024, $50 is related to the Sales & trading segment (Q3 2023 - $222), $509 is related to the Mine properties segment (Q3 2023 - $836), $542 is related to the Corporate segment (Q3 2023 - $754), $668 is related to the Clean Energy segment (Q3 2023 - $1,129) and $46 is related to LPV (Q3 2023 - $34). For the nine months ended September 30, 2024, total other general and administrative expenses decreased from the same prior year period by 25%. Of the total, $365 is related to the Sales & trading segment ($847 in the same prior year period), $2,066 is related to the Mine properties segment ($1,809 in the same prior year period), $1,760 is related to the Corporate segment ($2,850 in the same prior year period), $2,445 is related to the Clean Energy segment ($3,814 in the same prior year period) and $136 is related to LPV (expense recovery of $17 in the same prior year period). In addition, $177 is related to activities for the titanium project ($428 in the same prior year period).

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 6

• Share-based payments in Q3 2024 increased from Q3 2023 by 131%. The increase is primarily due to the grant of stock options in Q3 2024. The total in Q3 2024 of $775 was related to the Corporate segment (Q3 2023 - $2,032). For the nine months ended September 30, 2024, share-based payments decreased from the same prior year period by 299%, with the total of $1,183 related to Corporate ($516 in the same prior year period).

• Finance costs in Q3 2024 increased from Q3 2023 by 6%, which is primarily attributable to interest on the increased debt level in Q3 2024 as compared with Q3 2023. Total finance costs increased by 28% for the nine months ended September 30, 2024 as a result of the increased debt level and higher interest rates.

• Technology start-up costs in Q3 2024 increased from Q3 2023 by 31% (decrease of 50% for the nine months ended September 30, 2024). This is primarily attributable to the recognition of asset write-downs of $973, partially offset by a decrease in activities at LCE in 2024 as the installation of its battery project nears conclusion.

• Exploration and evaluation costs in Q3 2024 decreased from Q3 2023 by 92%. This was driven by near-mine deep drilling and geological model work at the Maracás Menchen Mine in Q3 2023, as well as diamond drilling at Campo Alegre de Lourdes to support the maintenance of the Company's mineral rights. Exploration and evaluation costs decreased in the nine months ended September 30, 2024 by 46% due to the same reasons.

• Comprehensive loss for Q3 2024 decreased from comprehensive income in Q3 2023 by 61% primarily due a decrease in net loss of 15%. For the nine months ended September 30, 2024, comprehensive loss increased from comprehensive income in the same prior year period by 415% primarily due to the increase in net loss, partially offset by a decrease in the unrealized gain to an unrealized loss on foreign currency translation of 345%. The unrealized loss on foreign currency translation in the nine months ended September 30, 2024 is primarily due to a strengthening of the Brazilian Real against the U.S. Dollar by approximately 15% since December 31, 2023.

Non-recurring Items

• During Q3 2024, the Company recognized a net realizable value write-down of $166 for vanadium finished products (Q3 2023 - $152), a net realizable value write-down of $1,049 for ilmenite finished products (Q3 2023 - $17) and a net realizable value write-down reversal of $47 for warehouse materials (Q3 2023 - $nil). The total inventory write-down of $1,168 (Q3 2023 - $978) is included in operating costs (note 20). For the nine months ended September 30, 2024, the total inventory write-down is $12,848 ($1,661 in the same prior year period).

• During Q3 2024, the Company recognized a write down of vanadium assets of $982 (Q3 2023 - $1,102). For the nine months ended September 30, 2024, the write-down is $1,197 ($1,327 in the same prior year period).

• During Q3 2024, the Company recognized a write down of mine properties, plant and equipment of $973 (Q3 2023 - $nil). For the nine months ended September 30, 2024, the write-down is $1,092 ($nil in the same prior year period).

• During Q3 2024, the Company recognized an increase in provisions in other general and administrative expenses of $158 (Q3 2023 - $428). For the nine months ended September 30, 2024, the increase is $1,130 ($777 in the same prior year period).

Cash Flows

• Cash used in operating activities of $5,289 in Q3 2024 is a decrease from cash used in operating activities of $7,658 in Q3 2023. This is primarily due to a decrease in cash used before working capital items of $1,436 and a net increase in working capital items of $933. For the nine months ended September 30, 2024, cash provided by operating activities was $3,413, compared with $15,352 in the same prior year period. This movement is primarily attributable to a net change in working capital items of $11,064, which is largely driven by movements in amounts receivable, and a decrease in cash provided before working capital items of $23,003.

• Cash used in operating activities continues to be impacted by expenditures in the Clean Energy segment, with a net loss of $4,436 in Q3 2024 (Q3 2023 - $4,594) and a net loss of $9,599 in the nine months ended September 30, 2024 (the same prior year period - $16,486).

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 7

• Cash provided by financing activities in Q3 2024 increased from cash used in financing activities in Q3 2023 by $9,301. This movement was primarily due to an increase in the receipt of debt of $3,704, partially offset by a decrease in the repayment of debt of $5,273. For the nine months ended September 30, 2024, cash provided by financing activities decreased from the same prior year period by $6,910. The movement is primarily attributable to a decrease in the receipt of debt of $11,569, partially offset by a decrease in the repayment of debt of $5,273.

• Cash used in investing activities in Q3 2024 of $8,158 is a decrease of $7,194 from the $15,352 seen in Q3 2023. This movement was primarily driven by a decrease in mine properties, plant and equipment expenditures of $7,246. For the nine months ended September 30, 2024, the decrease from the same prior year period was $23,147. This is primarily driven by higher capital expenditures for the ilmenite project in the same prior year period and a decrease in the purchase of vanadium assets by LPV of $10,115.

• The net change in cash in Q3 2024 was a decrease of $5,361, compared with $24,408 for Q3 2023. For the nine months ended September 30, 2024, the net change in cash was a decrease of $12,264 ($14,899 in the same prior year period).

Net income reconciliation

		Q3 2024
Total V2O5 equivalent sold	000s lbs	4,324	A
	tonnes[1]	1,961
Produced V2O5 equivalent sold	000s lbs	4,050	B
	tonnes[1]	1,837
Revenues per pound sold[2]	$/lb	$6.28	C
Cash operating costs per pound[3]	$/lb	$3.59	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Revenues per pound sold is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Cash operating costs per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

	Q3 2024
Revenues - vanadium	$27,175	A x C 1,961 tonnes of V2O5 equivalent sold (Q3 2023 - 2,385 tonnes), with revenues per pound sold of $6.28 (Q3 2023 - $8.34)

Revenues - ilmenite	2,731	Note 19

Cash operating costs	(14,558)	B x D Global recovery of 81.1% (Q3 2023 - 76.9%), impact of cost reduction initiatives

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 8

		Q3 2024
Other operating costs

Conversion costs (costs incurred in converting V2O5 to FeV recognized on sale of FeV)	(1,982)		Note 20 555 tonnes of produced FeV sold
Product acquisition costs (costs incurred in purchasing products from 3rd parties recognized on sale of products)	(1,537)		Note 20 124 tonnes of V2O5 equivalent of purchased products sold, compared with 256 tonnes in Q3 2023 with a cost of $5,449
Distribution costs	(2,275)		Note 20
Depreciation	(5,338)		Note 20
Other inventory write-down (expense) reversal	(1,002)
Movement in legal provisions	(158)		Included in "other general and administrative expenses"
Ilmenite costs	(3,579)		Note 20
Iron ore costs	(81)		Note 20
		(15,952)
Commercial & Corporate costs
Professional, consulting and management fees	(2,966)
Other general and administrative expenses	(592)		Note 16 (Sales & trading plus Corporate)
Share-based payments	(775)
		(4,333)
Clean Energy		(4,427)	Note 16 (excluding finance costs, foreign exchange and interest income)
LPV		(87)	Note 16 (excluding finance costs, foreign exchange and interest income)
Titanium project		(177)	Note 16 - "other"
Foreign exchange gain		1,086
Finance costs		(2,483)
Interest income		255
Write-down of vanadium assets		(982)
Exploration and evaluation costs		(179)

Net loss before tax		(11,931)
Income tax recovery (expense)		(26)
Deferred income tax recovery		1,871

Net loss		$(10,086)

Note references in the table above refer to the note disclosures contained in the Q3 2024 unaudited condensed interim consolidated financial statements.

Operations

• V2O5 equivalent production in Q3 2024 was 42% higher than the 2,163 tonnes produced in Q3 2023 and 14% higher than the 2,689 tonnes produced in Q2 2024. Production in July 2024 was 1,002 tonnes, with 973 tonnes produced in August and 1,097 tonnes produced in September, for a total of 3,072 tonnes of V2O5 equivalent produced. The ilmenite plant ramp up continued in Q3 2024 with production of 16,383 tonnes, 90% higher than the 8,625 tonnes produced in Q2 2024. Ilmenite production was 4,000 tonnes in July, 6,452 tonnes in August and 5,931 tonnes in September. The total production of 16,383 tonnes was below the Company's guidance for Q3 2024 of 18,000 to 21,000 tonnes of ilmenite concentrate.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 9

• Production quantities and non-GAAP unit cost measures are summarized in the following table:

		Production	Average Quarterly	Cash operating costs
	Production	Pounds	V2O5 price[2]	excluding royalties
Period	Tonnes	Equivalent[1]	$/lb	per pound[3] $/lb
Q3 2024	3,072	6,772,593	$5.71	$3.12
Q2 2024	2,689	5,928,223	$5.93	$5.97
Q1 2024	1,729	3,811,788	$6.44	$6.12
Q4 2023	2,768	6,102,388	$6.46	$5.44
Q3 2023	2,163	4,768,593	$8.03	$5.44
Q2 2023	2,639	5,817,992	$8.46	$5.18
Q1 2023	2,111	4,653,953	$10.39	$5.15
Q4 2022	2,004	4,418,058	$8.25	$5.15

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Average benchmark price per lb of V2O5 in Europe for the stated period.

3. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• The global recovery achieved in Q3 2024 was 81.1%, an increase of 5.5% from the 76.9% achieved in Q3 2023 and 9.2% higher than the 74.3% achieved in Q2 2024. The global recovery in July 2024 was 81.7%, with 81.6% achieved in August and 79.8% achieved in September.

• Costs in Q3 2024 were lower than forecast, primarily due to reduced labour costs and lower mining services costs, which was driven by a reduction in haulage distances. The Company expects to see the positive impact of these savings, and others, continue in its financial results going forward.

• In Q3 2024, the Company produced 161 V2O5 equivalent tonnes of high purity products, including 113 tonnes of high purity V2O5 and 48 tonnes of high purity V2O3 (V2O5 equivalent). This represented 5% of the total quarterly production, but was 80% lower than the high purity production in Q3 2023.

• The total ore mined in Q3 2024 was 600,198 tonnes, 6% higher than Q2 2024 and 34% higher than the 447,165 tonnes mined in Q3 2023. The effective grade of ore mined in Q3 2024 was 0.76%, up from the 0.69% seen in Q2 2024 and down from the 0.74% seen in Q3 2023.

• Subsequent to Q3 2024, production in October 2024 was 902 tonnes of V2O5 equivalent (including 181 V2O5 equivalent tonnes of high purity products) and 3,620 tonnes of ilmenite concentrate.

Selected Quarterly Information

Summary financial information for the eight quarters ended September 30, 2024, in accordance with IFRS (in thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share):

			Basic Loss per	Diluted Loss per		Non-current
Period	Revenue	Net Loss	Share	Share	Total Assets	Liabilities
Q3 2024	$29,906	$(10,086)	$(0.16)	$(0.16)	$343,698	$73,862
Q2 2024	28,559	(14,483)	(0.23)	(0.23)	337,040	77,383
Q1 2024	42,187	(13,006)	(0.20)	(0.20)	360,929	78,845
Q4 2023	44,170	(13,301)	(0.21)	(0.21)	381,621	83,367
Q3 2023	43,983	(11,884)	(0.19)	(0.19)	372,246	63,264
Q2 2023	53,110	(5,966)	(0.09)	(0.09)	393,319	54,582
Q1 2023	57,421	(1,207)	(0.02)	(0.02)	382,444	62,168
Q4 2022	47,501	(15,636)	(0.24)	(0.24)	355,750	42,223

For Q3 2024, the Company recorded a net loss of $10,086, compared with a net loss of $11,884 for Q3 2023. This movement was primarily attributable to a 31% decrease in operating costs and a 32% decrease in revenues. The increase in total assets in Q3 2024 is primarily due to an increase in inventory, partially offset by a decrease in cash.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 10

The smaller net loss seen in Q1 2023 is primarily due to the highest average quarterly V2O5 price per pound as seen in the table on the previous page.

2024 Guidance

The Company has committed a significant proportion of its monthly production in 2024 to sales of its VPURE+TM and VPURETM products, as well as FeV produced from VPURETM.

The Company's Maracás Menchen Mine continued operations during the nine months ended September 30, 2024. Although there have been some challenges with production instability and ore availability, there continues to be no significant impact on the Company's production or on the shipment of products out of Maracás. To date, there continues to be no significant disruption to the Company's supply chain for its operations and the level of critical consumables continues to be at normal levels.

The Company continues to monitor ongoing geopolitical uncertainties the impact that these may have on the Company's operations, sales and guidance for 2024. Ongoing developments may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2023 for the full discussion of the Company's Risks and Uncertainties. The Company's 2024 guidance is presented on a "business as usual" basis.

2024 Guidance
Annual V2O5 equivalent production	tonnes	9,000 - 11,000
Annual V2O5 equivalent sales[1]	tonnes	8,700 - 10,700

Cash operating costs excluding royalties per pound[2]	$/lb	4.50 - 5.50

Annual ilmenite concentrate production	tonnes	40,000 - 50,000
Annual ilmenite concentrate sales	tonnes	27,000 - 42,000

Vanadium distribution costs		$6,000 - 8,000
Ilmenite concentrate distribution costs		$2,000 - 4,000
Corporate and Sales & trading administrative costs[3]		$7,500 - 8,500
LCE operational costs[4]		$7,000 - 9,000

Capital expenditures - components		12,800 - 14,800
Sustaining capital expenditures (excluding capitalized stripping costs)	$
Capitalized stripping costs		$14,600 - 16,600
Ilmenite concentration plant capital expenditure		$1,000 - 2,000

Vanadium	Q4		2024
	Low	High	Low	High
Production (tonnes V2O5)	2,350	2,850	9,000	11,000
Sales[1] (tonnes V2O5)	2,200	2,700	8,700	10,700

Ilmenite	Q4		2024
Concentrate	Low	High	Low	High
Production (tonnes)	12,000	17,000	40,000	50,000
Sales (tonnes)	10,000	15,000	27,000	42,000

1. Sales guidance does not include purchased products.

2. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Consists of the total of professional, consulting and management fees and other general and administrative expenses for the Corporate and Sales & Trading segments.

4. Consists of the total of professional, consulting and management fees, other general and administrative expenses and technology start-up costs for the LCE segment.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 11

Operations

Maracás Menchen Mine

Recent Developments

Expenditures of $29,710 were capitalized to mine properties, plant and equipment during the nine months ended September 30, 2024 (year ended December 31, 2023 - $53,428), including $11,840 of capitalized waste stripping costs (2023 - $24,404).

The production of 3,072 tonnes of V2O5 equivalent in Q3 2024 was 42% higher than the 2,163 tonnes of V2O5 equivalent produced in Q3 2023. In Q3 2024, 600,198 tonnes of ore were mined with an effective grade of 0.76% of V2O5. The ore mined in Q3 2024 was 34% higher than in Q3 2023. The Company produced 124,409 tonnes of concentrate with an effective grade of 2.94%.

The Company will perform its annual kiln shutdown for maintenance activities in Q4 2024, ahead of the initial plan of Q1 2025. The Company will replace the kiln refractory before the start of the rainy season in order to optimize annual output and operational efficiency. The shutdown is planned to occur in late November and early December for between 19 to 22 days.

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Total Ore Mined (tonnes)	600,198	447,165	1,773,017	1,279,024
Ore Grade Mined - Effective Grade[1] (%)	0.76	0.74	0.66	0.81
Total Mined - Dry Basis (tonnes)	3,815,827	4,178,185	10,276,249	11,373,683

Total Ore Milled (tonnes)	386,221	283,022	1,038,243	814,198
Effective Grade of Ore Milled (%)	0.97	0.94	0.92	1.04
Concentrate Produced (tonnes)	124,409	87,447	314,469	265,225
Grade of Concentrate (%)	2.94	2.94	2.94	3.10
Contained V2O5 (tonnes)	3,660	2,571	9,230	8,229

Crushing Recovery (%)	97.1	97.1	95.6	97.8
Milling Recovery (%)	97.6	96.2	96.9	97.3
Kiln Recovery (%)	88.0	88.5	87.3	90.4
Leaching Recovery (%)	99.0	99.0	98.0	99.5
Chemical Plant Recovery (%)	98.2	94.0	96.0	93.8
Global Recovery[2] (%)	81.1	76.9	76.1	80.3

V2O5 Equivalent Produced (Flake + Powder) (tonnes)	3,072	2,163	7,490	6,913
High Purity V2O5 Equivalent Produced (tonnes)	161	814	1,706	2,839

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Exploration Developments

During Q3 2024, the Company completed 10 infill diamond drillholes (656 metres) to verify the limits of the 2024 pit design. In addition, the Company began a platinum-group metals resampling program using the available drill core from the completed Gulçari A South ("GAS") drilling campaign.

The Campbell Pit geological model was updated in Q3 2024 and delivered to the mine planning team. This model will continue to be updated quarterly and will assist with mine planning activities. In addition, the NI 43-101 technical report was being finalized and reviewed by the Company's Qualified Persons. This is expected to be finalized and released in Q4 2024.

The Company delivered final reports on eight different claims under the Company's management to the Agência Nacional de Mineração ("ANM"). These reports were submitted on time and detail the Company's activities in 2024 to satisfy the ANM requirements to maintain the claims in good standing.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 12

Exploration Outlook

Exploration activities are in progress on a number of targets to the north of the previously explored Capivara target. Mapping and chip sampling are in progress with the Company's internal teams.

Clean Energy

Recent Developments

LCE continued to make progress on the delivery of the Enel Green Power España ("EGPE") contract. The VCHARGE vanadium redox flow battery ("VRFB") deployment was validated to operate on test conditions according to EGPE specifications and LCE test procedures. Work on the replacement of the inverters and transformers has been completed and hot commissioning is actively underway.

In Q3 2024, the Company continued with its review of strategic alternatives for LCE to evaluate opportunities to maximize its unique value proposition in the energy storage sector. As part of this process, the Company announced that it had signed a non-binding letter of intent with Stryten to establish a new venture, owned equally by each of the Parties, that would combine LCE with Stryten's VRFB business. The Parties will use reasonable efforts to negotiate toward the execution, subject to the Parties agreement in their sole discretion, of definitive transaction agreements. This proposed transaction remains subject to, among other conditions, negotiation of definitive agreements, completion of due diligence by both parties and receipt of any required Board and regulatory approvals. There can be no assurance that this proposed transaction will be completed, nor can there be any assurance, if this proposed transaction is completed, that the potential benefits of this proposed transaction will be realized. Discussions and evaluations of potential structures are continuing.

Campo Alegre de Lourdes

Recent Developments

The Company had a meeting with CBPM to discuss the next steps of the project. CBPM presented the requirements to maintain the project in good standing, which includes drone-based geophysics and deep drilling to support and confirm exploration results and potential.

A geometallurgical program is being performed using the samples collected from the drilling campaign in the central area.

Financial Instruments

Financial assets and financial liabilities at September 30, 2024 and December 31, 2023 were as follows:

	September 30,	December 31,
	2024	2023
Cash	$30,450	$42,714
Restricted cash	529	712
Trade and other receivables	9,786	19,108
Accounts payable and accrued liabilities (including non-current)	32,376	32,163
Debt	93,704	75,000

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 18. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Liquidity and Capital Resources

The Company's continuance as a going concern is dependent on its ability to achieve profitable levels of operations.

At December 31, 2023, the benchmark price per lb of V2O5 was between $5.75 and $7.30. This decreased to a range of between $5.00 and $5.38 at September 30, 2024, with an average of approximately $5.71 for Q3 2024, compared with approximately $5.93 for Q2 2024 and $8.03 for Q3 2023.

The average European benchmark price per lb of V2O5 was approximately $5.21 and the average European benchmark price per kg of FeV was approximately $26.29 for October 2024. At the date of the MD&A, the market  price of V2O5 was in a range of $5.25 to $5.74 per lb and the market price of FeV was in a range of $26.25 to $27.00 per kg.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 13

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At September 30, 2024, the Company's debt balance was $93,704.

The Company has experienced declining operating results and cash flows over the course of the last year as a result of declining vanadium prices and increased costs. Since December 31, 2023, vanadium prices have declined by over 10%, which has a significant impact on the Company's forecasts. The Company has implemented changes to address underlying operating issues and has recently announced a number of initiatives at its Maracás Menchen Mine that the Company believes will reduce its operating costs and are required in order to generate positive cash flows from operating activities at current vanadium prices. Based on the information currently available and prevailing market conditions, these measures are expected to result in the Company's Maracás Menchen Mine continuing to operate at normal levels.

The Company secured two short-term working capital debt facilities for R$50,000 ($9,235) and $1,799 (note 10) and two inventory financing facilities for up to $10,000 each (note 10). In October 2024, the Company signed binding documentation to supply 2,100 tonnes of V2O5 for consideration of approximately $23,500, with funds being received upon deliveries that will occur between October 17, 2024, and March 31, 2025 (note 21). The Company continues to actively pursue additional financing options to increase its liquidity and capital resources. In addition, the Company is committed to finalizing a transaction for the Company's clean energy business (note 6). There can be no assurance that the Company will be successful in achieving additional funding on terms acceptable to the Company, or at all, or be able to successfully implement strategic alternatives.

If the Company does not achieve expected vanadium and ilmenite sales volumes and prices or does not continue to operate at expected levels, the Company may have to implement alternative plans to ensure that it will have sufficient liquidity for the twelve-month period ending September 30, 2025 from continuing operations. These alternatives may impact future operating and financial performance.

Credit facilities

In October 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

In September 2023, the Company secured a new $15,000 debt facility with a bank in Brazil and repaid in full an existing $15,000 facility. This new facility is for three years, with four equal principal repayments due semi- annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months.

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. This new facility was used to repay in full an existing $20,000 facility.

In December 2023, the Company secured a two-year debt facility of $10,000, with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility are repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% p.a.. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 14

In May 2024, a further working capital debt facility with a term of 60 days was secured with another bank in Brazil for a total limit of $2,000 and an interest rate of 8.65% p.a. The Company received $1,914 from this facility in May 2024 and it was repaid in full in July 2024. In September 2024, the Company received $1,799 from this facility.

On June 25, 2024, the Company signed an inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until December 31, 2025 for the receipt of funds and a further four months for the repayment of amounts received, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 100 days. Amounts repaid include a commission fee of 1%, interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 3.0% and other direct costs. The Company began drawing down on this facility in July 2024.

On July 5, 2024, the Company signed an additional inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until June 30, 2026, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 90 days. Amounts repaid include a commission fee of 1%, interest costs and other direct costs. The Company began drawing down on this facility in July 2024.

Capital resources

At September 30, 2024, the Company had an accumulated deficit of $113,584 since inception (December 31, 2023 - $77,643) and had a net working capital surplus of $46,713 (December 31, 2023 - $94,668) (defined as current assets less current liabilities). At September 30, 2024, the total amount due within 12 months on the Company's debt was $26,204 (December 31, 2023 - $nil).

The following table details the Company's expected remaining contractual cash flow requirements at September 30, 2024 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$31,758	$-	$618	$-
Debt	22,454	3,750	67,500	-
Operating and purchase commitments	5,062	937	44	12
	$59,274	$4,687	$68,162	$12

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $30,450 (December 31, 2023 - $42,714). Refer to note 17 for other commitments and contingencies. As a consequence of vanadium price fluctuations in recent years, a risk may exist that the Company will not have sufficient liquidity to meet its obligations as they come due.

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and not in thousands).

At September 30, 2024, there were 64,111 common shares of the Company outstanding. At the date of this MD&A, there were 64,111 common shares of the Company outstanding.

At September 30, 2024, under the share compensation plan of the Company, 91 RSUs were outstanding and 2,311 stock options were outstanding with exercise prices ranging from C$2.51 to C$19.52 and expiry dates ranging between March 24, 2025 and August 13, 2029. If exercised, the Company would receive proceeds of C$10,599. The weighted average exercise price of the stock options outstanding is C$4.59.

As of the date of this MD&A, 90 RSUs and 2,308 stock options were outstanding with stock option exercise prices ranging from C$2.51 to C$19.52 and expiry dates ranging between March 24, 2025 and August 13, 2029.

At September 30, 2024, 328 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025. If these warrants were exercised, the Company would receive proceeds of C$4,264.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 15

As of the date of this MD&A, 328 common share purchase warrants were outstanding with an exercise price of C$13.00 and expiring on December 8, 2025.

Transactions with Related Parties

The Q3 2024 unaudited condensed interim consolidated financial statements include the financial statements of the Company and its subsidiaries. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2023. The Company had transactions with related parties during Q3 2024. Refer to note 15.

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Commitments and Contingencies

At September 30, 2024, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $1,806 and all payable within one year. These contracts also require that additional payments of up to approximately $2,539 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The first delivery occurred in December 2023 and the Company is committed to the purchase of 360 tonnes of V2O5 in 2024, with the Company having a right of first refusal over additional amounts.

LCE is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 8 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between February 28, 2025 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $124, including $67 due within one year.

At the Company's Maracás Menchen Mine and at LCE, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered at September 30, 2024 of $4,125.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. At September 30, 2024, the Company recognized a provision of R$33,502 ($6,149) in the current portion of provisions (December 31, 2023 - $6,012). The Company is awaiting a further ruling from a higher court in Brazil regarding interest and other payment terms. At September 30, 2024, the Company recognized a total provision of $6,796 for legal proceedings (December 31, 2023 - $6,447), including a provision of $647 (December 31, 2023 - $435) for labour matters.

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is communicated to management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's DC&P, as defined under the rules of the Canadian Securities Administration, was conducted at December 31, 2023 under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") and with the participation of management. Based on the results of that evaluation, the CEO and CFO concluded that the Company's DC&P were effective as at December 31, 2023 providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 16

Since the December 31, 2023 evaluation, there have been no material changes to the Company's DC&P.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the board of directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, under supervision of the CEO and CFO, assessed the effectiveness of the Company's ICFR based on the criteria established in Internal Control - Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that at December 31, 2023, the Company's ICFR was effective.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating DC&P and ICFR.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the assessment of the existence of any material uncertainties that cast significant doubt about the Company's ability to continue as a going concern, the valuation of mine properties, plant and equipment properties, the assessment of whether any assets met the criteria to be classified as held for sale, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 3(d) of the annual consolidated financial statements for the year ended December 31, 2023 for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 17

Changes in Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the Q3 2024 unaudited condensed interim consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2023, except for any changes as disclosed in note 3.

Non-GAAP1 Measures

The Company uses certain non-GAAP measures in its MD&A, which are described in the following section. Non- GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 19 as per the Q3 2024 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Revenues - V2O5 produced[1]	$12,884	$25,268	$47,175	$90,352
V2O5 sold - produced (000s lb)	2,142	3,017	7,279	9,898
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$6.01	$8.38	$6.48	$9.13

Revenues - V2O5 purchased[1]	$-	$2,066	$988	$7,531
V2O5 sold - purchased (000s lb)	-	309	176	1,014
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-	$6.69	$5.61	$7.43

Revenues - V2O5[1]	$12,884	$27,334	$48,163	$97,883
V2O5 sold (000s lb)	2,142	3,326	7,455	10,912
V2O5 revenues per pound of V2O5 sold ($/lb)	$6.01	$8.22	$6.46	$8.97

______________________________
1 GAAP - Generally Accepted Accounting Principles.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 18

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2024	2023	2024	2023
Revenues - V2O3 produced[1]		$958	$3,734	$7,896	$7,575
V2O3 sold - produced (000s lb)		89	308	839	619
V2O3 revenues per pound of V2O3 sold - produced ($/lb)		$10.76	$12.12	$9.41	$12.24

Revenues - V2O3 purchased[1]	$	- $	$-	$-	$1,155
V2O3 sold - purchased (000s lb)		-	-	-	88
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)		$-	$-	$-	$13.13

Revenues - V2O3[1]		$958	$3,734	$7,896	$8,730
V2O3 sold (000s lb)		89	308	839	707
V2O3 revenues per pound of V2O3 sold ($/lb)		$10.76	$12.12	$9.41	$12.35

Revenues - FeV produced[1]		$11,519	$11,750	34,678	$46,408
FeV sold - produced (000s kg)		555	444	1,636	1,591
FeV revenues per kg of FeV sold - produced ($/kg)		$20.75	$26.46	$21.20	$29.17

Revenues - FeV purchased[1]		$1,814	$1,058	$4,766	$1,386
FeV sold - purchased (000s kg)		84	39	222	50
FeV revenues per kg of FeV sold -		$21.60	$27.13	$21.47	$27.72
purchased ($/kg)

Revenues - FeV[1]		$13,333	$12,808	$39,444	$47,794
FeV sold (000s kg)		639	483	1,858	1,641
FeV revenues per kg of FeV sold ($/kg)		$20.87	$26.52	$21.23	$29.12

Revenues[1]		$27,175	$43,876	$95,503	$154,407
V2O5 equivalent sold (000s lb)		4,324	5,259	14,478	17,177
Revenues per pound sold ($/lb)		$6.28	$8.34	$6.60	$8.99

1. As per note 19.

Cash Operating Costs, Cash Operating Costs Excluding Royalties and Adjusted Cash Operating Costs Excluding Royalties

The Company's MD&A refers to cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 19

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q3 2024 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Operating costs[1]	$29,538	$42,580	$115,624	$131,540
Professional, consulting and management fees[2]	463	747	1,401	2,215
Other general and administrative expenses[3]	351	408	936	1,032
Less: ilmenite costs[1]	(3,579)	-	(4,668)	-
Less: iron ore costs[1]	(81)	(145)	(483)	(638)
Less: conversion costs[1]	(1,982)	(1,413)	(6,023)	(5,551)
Less: product acquisition costs[1]	(1,537)	(5,449)	(4,897)	(13,380)
Less: distribution costs[1]	(2,275)	(2,202)	(5,817)	(6,174)
Less: inventory write-down[4]	(1,002)	(978)	(1,468)	(1,661)
Less: depreciation and amortization
expense[1]	(5,338)	(6,003)	(18,811)	(19,456)
Cash operating costs	$14,558	$27,545	$75,794	$87,927
Less: royalties[1]	(1,935)	(2,024)	(5,422)	(6,919)
Cash operating costs excluding royalties	$12,623	$25,521	$70,372	$81,008
Less: vanadium inventory write-down[5]	(166)	-	(11,380)	-
Adjusted cash operating costs excluding royalties	$12,457	$25,521	$58,992	$81,008
Produced V2O5 sold (000s lb)	4,050	4,693	13,579	15,434
Cash operating costs per pound ($/lb)	$3.59	$5.87	$5.58	$5.70
Cash operating costs excluding royalties per pound ($/lb)	$3.12	$5.44	$5.18	$5.25
Adjusted cash operating costs excluding royalties per pound ($/lb)	$3.08	$5.44	$4.34	$5.25

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 20

1. As per note 20.

2. As per the Mine properties segment in note 16.

3. As per the Mine properties segment in note 16 less the increase in legal provisions of $1,130 (for the nine months ended September 30, 2024) as noted in the "other general and administrative expenses" section on page 6 of this MD&A.

4. As per note 5 for ilmenite finished products and warehouse supplies, and including a write-down of vanadium purchased products of $nil and $nil for the three and nine months ended September 30, 2024 ($nil and $nil in the same prior year periods).

5. As per note 5 for vanadium finished products, excluding amounts in note 4 above for vanadium purchased products.

EBITDA and Adjusted EBITDA

The Company's MD&A refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the Q3 2024 unaudited condensed interim consolidated financial statements.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Net loss	$(10,086)	$(11,884)	$(37,575)	$(19,057)
Foreign exchange gain (loss)	(1,086)	606	3,957	1,006
Share-based payments	775	336	1,183	(593)
Finance costs	2,483	3,454	7,100	6,861
Interest income	(255)	(546)	(1,431)	(1,738)
Income tax expense (recovery)	26	10	(2,842)	48
Deferred income tax (recovery) expense	(1,871)	(2,870)	(11,542)	333
Depreciation[1]	5,578	6,808	20,470	21,857
EBITDA	$(4,436)	$(4,086)	$(20,680)	$8,717
Inventory write-down[2]	1,168	978	12,848	1,661
Write-down of vanadium assets	982	1,102	1,197	1,327
Write-down of mine properties, plant and equipment[3]	973	-	1,092	-
Movement in legal provisions[4]	158	428	1,130	777
Adjusted EBITDA	$(1,155)	$(1,578)	$(4,413)	$12,482
Less: Clean Energy Adjusted EBITDA	3,428	3,988	7,439	14,658
Less: LPV Adjusted EBITDA	87	264	484	676
Mining Operations Adjusted EBITDA	$2,360	$2,674	$3,510	$27,816

1. As per the consolidated statements of cash flows.

2. As per note 5.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 21

3. As per note 6.

4. As per the "non-recurring items" section on page 7 of this MD&A.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Clean Energy
Net loss[1]	$(4,436)	$(4,594)	$(9,599)	$(16,486)
Foreign exchange gain (loss)[1]	1	9	18	31
Finance costs[1]	8	12	32	44
Depreciation[2]	26	585	1,018	$1,753
Clean Energy EBITDA	$(4,401)	$(3,988)	$(8,531)	(14,658)
Write-down of mine properties, plant and equipment[3]	973	-	1,092	-
Clean Energy Adjusted EBITDA	$(3,428)	$(3,988)	$(7,439)	$(14,658)

1. As per note 16.

2. Included in depreciation amount shown in table above.

3. As per note 6.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
LPV
Net loss[1]	$(1,066)	$(1,394)	$(1,733)	$(2,039)
Foreign exchange gain (loss)[1]	(22)	2	3	(52)
Finance costs[1]	19	26	62	88
Interest income[1]	-	-	(13)	-
LPV EBITDA	$(1,069)	$(1,366)	$(1,681)	$(2,003)
Write-down of vanadium assets[1]	982	1,102	1,197	1,327
LPV Adjusted EBITDA	$(87)	$(264)	$(484)	$(676)

1. As per note 16.

Risks and Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities, as well as due to the nature of its VRFB business. The ability to manage these risks is a key component of the Company's business strategy. Management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2023, which is filed on www.sedarplus.ca and www.sec.gov.

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 22

Trademarks are owned by Largo Inc.

Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the timing and cost related to the commissioning and ramp-up of the ilmenite plant, eventual production from the ilmenite plant, the ability to sell ilmenite, V2O5 or other vanadium commodities on a profitable basis; the ability to produce V2O5 or V2O3 according to customer specifications, provisional acceptance of the VRFB technology, the commissioning of the EGPE project in 2024, the continuing and increasing demand in particular sectors and markets for vanadium products, the impact of plant upgrades on operating costs and production stability, the ability of drilling campaigns to improve mine planning and the results of the re-assay program on measured and indicated resource estimates. Forward-looking information in this MD&A also includes, but is not limited to, statements with respect to the Company's ability to build, finance and operate a profitable VRFB business, the projected timing and cost of the completion of the EGPE project; increase in demand in the energy storage market; the commissioning and ramp-up of the ilmenite plant; the Company's ability to protect and develop its technology, the Company's ability to maintain its intellectual property, the Company's ability to market, sell and fulfill orders for its VCHARGE battery system on specification and at a competitive price, the Company's ability to secure the required resources to build its VCHARGE battery, the adoption of VFRB technology generally in the market and the success of LPV's strategic initiatives.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to LCE, specifically in respect of the installation of the EGPE project; the availability of financing for operations and development; the ability of the Company to meet repayment obligations of existing debt facilities on the current schedule; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the ability to mitigate the impact of heavy rainfall and the accuracy of the Company's short to mid- term mine plan; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the competitiveness of the Company's VRFB technology; the ability to obtain funding through government grants and awards for the green energy sector, the accuracy of cost estimates and assumptions for future variations of the VCHARGE battery system design; that the Company's current plans for ilmenite, titanium dioxide pigment and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; the Company's ability to attract and retain skilled personnel and directors; and the ability of management to execute strategic goals.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5, ilmenite, titanium dioxide and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; the risks inherent with the introduction and reliance on recently developed VRFB technology; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil, including, without limitation, negative views of the mining industry; compliance with applicable sanctions regimes; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2023 which is filed on www.sedarplus.ca and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report of the Maracás Menchen Mine, which is filed on www.sedarplus.ca and www.sec.gov. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 23

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the date of the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Forward-looking	Assumptions	Risk Factors
Statements
The Q3 2024 unaudited condensed interim consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.	The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was approximately $94,817. Refer to note 10.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 24

Forward-looking	Assumptions	Risk Factors
Statements
Production volumes are expected to achieve the nameplate capacity of 1,100 tonnes per month during 2024. 2024 Production Guidance: 9,000 - 11,000 tonnes	The Company assumes that consistent production levels will achieve at least a level of 1,000 tonnes per month in 2024 during normal operation.	The Company prepares future production estimates with respect to existing operations.

Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates. Any failure to meet such timelines or to produce amounts forecasted may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 25

Forward-looking	Assumptions	Risk Factors
Statements
2024 Costs Guidance: Cash operating costs excluding royalties per pound $4.50 - $5.50	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.	Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 26

Forward-looking	Assumptions	Risk Factors
Statements

Sustaining capital expenditures of
approximately $12,800 to $14,800 are estimated in 2024 to sustain the operational capacity to achieve the stated production guidance
(excluding capitalized waste stripping costs).

Management assumes that its current estimation of capital expenditures is accurate, as based on operational estimates produced and current experience with operations.

Capital and operating costs estimates made by management with respect to future projects, or current operations in production, or not yet in the production phase are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of these can affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals; timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; fluctuating metal prices and currency exchange rates.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 27

A Note for US Investors Regarding Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves

This MD&A uses the terms "Mineral Reserve", "Proven Mineral Reserve", "Probable Mineral Reserve", "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource", which are Canadian mining terms as defined in and required to be disclosed in accordance with NI 43-101, which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"), adopted by the CIM Council, as amended. Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the "SEC") adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be "substantially similar" to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are "substantially similar" to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as "Proven Mineral Reserves", "Probable Mineral Reserves", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes "Indicated Mineral Resources" and "Inferred Mineral Resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "Indicated Mineral Resources" or "Inferred Mineral Resources" that the Company reports are or will be economically or legally mineable. Further, "Inferred Mineral Resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "Inferred Mineral Resources" exist. In accordance with Canadian securities laws, estimates of "Inferred Mineral Resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Additional Information

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2024 28